Exhibit 11.1

AUDITOR’S CONSENT

We consent to the incorporation by reference in this Offering Circular of Naqi Logix Inc. (the “Company”) on Form 1-A/Amendment of our report to the shareholders of Naqi Logix Inc. (the “Company”) on the consolidated statements of financial position of the Company as at June 30, 2025 and June 30, 2024, and the consolidated statements of net loss and comprehensive loss, changes in (deficiency) equity and cash flows for each of the years in the two-year period ended June 30, 2025, and a summary of Material Accounting policies and other explanatory information in the Offering Circular of the Company dated June 26, 2026 relating to the issue and sale of up to 5,747,126 common shares and up to 1,149,425 bonus shares of the Company. Our report is dated March 19, 2026. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

DMCL LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada
June 26, 2026